SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Sale and Leaseback Agreement for Five Boeing 737 MAX 8 Aircraft

São Paulo, February 14, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GLAI”), (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's largest airline, announces today a Sale and Leaseback agreement for five Boeing 737 MAX 8 Aircraft with AWAS.

The five aircraft have a total value of US$550 million and will be delivered between June 2018 and November 2018. Under the terms of the agreement the aircraft will be leased back for 12 years. The announcement of this Sale and Leaseback transaction with AWAS, who successfully won the mandate following a competitive process, marks GOL’s fleet modernization, and we expect it will contribute to reduce fuel consumption by up to 15% in comparison with 737-800 Next Generation (NG) aircraft. Current fleet consists of 120 aircraft with an average age of eight years.

The 737 MAX 8 aircraft will be equipped with the latest technology, provide improved operational performance, increased range and maximum take-off weight (MTOW), and lower fuel costs, versus both the 737-800 NG and the A320neo.  The 737 MAX 8 aircraft will deliver flight autonomy of up to 6,500 km (increased from 5,500 km) and MTOW up to 82 tons (increased from 70 tons), permitting GOL to provide non-stop flights to the Miami, Ft. Lauderdale, Orlando and Cancun markets, popular destinations for Brazilians.

Also among the improvements and innovations are up to 15% reduction in fuel consumption versus the 737-800 NG and reduction of greenhouse gas emissions when compared to the Boeing 737 NG. The quieter 737 MAX has a 40% smaller noise footprint than today's single-aisle airplanes.

Compared to the A320neo, the Company expects the 737 MAX 8 will enjoy and range and cost advantages.  With GOL’s configuration, the 737 MAX 8 will have a range advantage of over 500 km over the A320neo, and it will permit GOL to add nine additional seats to its configuration while maintaining its current pitch that provides the most comfort to passengers in Brazil.  Also, is expected it will burn up to 8% less fuel per seat less than the A320neo.

GOL’s Customers will continue to rely on the great experience of the Sky Interior cabin configuration, already featured in the GOL fleet, which includes an LED lighting system and new baggage bins that are larger and more accessible.  In addition, the aircraft will be equipped with Wi-Fi antennas that will allow GOL’s customers to access to the internet during flights and enjoy GOL’s on-board entertainment platform.

GOL has an order of 120 aircraft 737 MAX through 2028 and is currently the main client of the 737 family in Latin America and one of the five largest in the world.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

1	GOL Linhas Aéreas Inteligentes S.A.

GOL Announces Sale and Leaseback Agreement for Five Boeing 737 MAX 8 Aircraft

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty programs. GOL is Brazil's largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations, being 11 international in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.